Filed Pursuant to Rule 433

Registration No. 333-211741

June 9, 2016

EMERA INCORPORATED

U.S.$1,200,000,000 Fixed-to-Floating Subordinated Notes — Series 2016-A due 2076

Issuer:	Emera Incorporated (the “Company”)

Expected Ratings (Moody’s/S&P)*:	Ba2 (Stable) / BBB- (Negative)

Security Type:	Fixed-to-Floating Subordinated Notes — Series 2016-A due June 15, 2076 (the “Notes”)

Pricing Date:	June 9, 2016

Settlement Date:	June 16, 2016 (T+5)

Maturity Date:	June 15, 2076

Principal Amount of Notes:	U.S.$1,200,000,000

Price to Public:	100%

Interest Rate and Interest Payment Dates:

Fixed Rate Period:	From the Closing Date to, but excluding, June 15, 2026 at a fixed rate equal to 6.75% per year, payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2016.

Floating Rate Period:	From June 15, 2026, and on every March 15, June 15, September 15 and December 15 of each year thereafter until June 15, 2076 (each such date, an “Interest Reset Date”), the interest rate on the Notes will be reset as follows:

(i) starting on June 15, 2026, on every Interest Reset Date, until June 15, 2046, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 5.44%, payable in arrears, with the first payment at such rate being on September 15, 2026 and,

(ii) starting on June 15, 2046, on every Interest Reset Date, until June 15, 2076, the interest rate on the Notes will be reset on each Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 6.19%, payable in arrears, with the first payment at such rate being on September 15, 2046.

Day Count Convention:	Fixed Rate Period: 360-day year consisting of twelve 30-day months.

Floating Rate Period: Actual number of days elapsed during each interest period and a 360-day year.

Special Mandatory Redemption:	If (i) the Company does not consummate the Acquisition on or prior to the later of (a) December 31, 2016 and (b) the date that is no later than June 30, 2017 if the closing of the Acquisition has been extended by Emera or TECO Energy, Inc. in accordance with the terms of the Acquisition Agreement (as such date may be extended, the “special mandatory redemption triggering date”) or (ii) the Acquisition Agreement is terminated at any time prior to the special mandatory redemption triggering date, then the Company will be required to redeem the Notes, in whole, at 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, up to, but excluding, the date of such redemption.

Business Day:	Any day other than a day on which banks are permitted or required to be closed in New York City, New York or Halifax, Nova Scotia.

Optional Redemption:	On or after June 15, 2026, the Company may, at its option, redeem the Notes in whole at any time or in part from time to time on any Interest Payment Date at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption on Tax Event or Rating Event:	Prior to the initial Interest Reset Date and within 90 days of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per U.S.$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Prior to the initial Interest Reset Date and within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per U.S.$1,000 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

CUSIP / ISIN:	290876AD3 / US290876AD37

Sole Book-Running Manager:	J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Concurrent Offering of U.S. Senior Guaranteed Notes:	On June 9, 2016, Emera US Finance LP, Emera US Holdings Inc. and the Company executed a purchase agreement with certain initial purchasers relating to the sale of U.S.$500 million aggregate principal amount of 2.15% Senior Guaranteed Notes due 2019, U.S.$750 million aggregate principal amount of 2.70% Senior Guaranteed Notes due 2021, U.S.$750 million aggregate principal amount of 3.55% Senior Guaranteed Notes due 2026 and U.S.$1,250 million aggregate principal amount of 4.75% Senior Guaranteed Notes due 2046. The closing is scheduled for June 16, 2016.

Concurrent Offering of Canadian Senior Notes:	On June 9, 2016, the Company executed an agency agreement with certain agents relating to the sale of Cdn$500 million aggregate principal amount of Canadian dollar-denominated 2.900% senior notes due 2023. The closing is scheduled for June 16, 2016.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Company’s Preliminary Prospectus Supplement, dated June 9, 2016.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533.

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